Exhibit 8.1

List of Significant Subsidiaries and Consolidated Affiliated Entities

As of December 31, 2014

Subsidiaries	Country of Incorporation	Ownership Interest
iDreamSky Technology (HK) Limited	Hong Kong	100%
Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd.	China	100%
Qianhai Chuangyi Shikong Technology (Shenzhen) Limited	China	100%

VIEs and their Subsidiaries Consolidated in our Financial Statements	Country of Incorporation
Shenzhen iDreamSky Technology Co., Ltd.	China
Beijing Chuangmeng Wuxian Technology Co., Ltd.	China
Shenzhen Mengyu Technology Co., Ltd.	China
Shenzhen Yiyou Technology Co., Ltd.	China
Shenzhen Zhuoyou Technology Co., Ltd.	China
Nanjing Zhuochuang Huyu Information Technology Co., Ltd.	China